Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SERIES B PREFERRED UNITS

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

General

Our 9.50% Series B Fixed Rate Cumulative Redeemable Perpetual Preferred Units (“Series B Preferred Units”) are listed on the New York Stock Exchange (the “NYSE”) under the symbol “GLP pr B.”

We have appointed Equiniti Trust Company, LLC as the paying agent (the “Paying Agent”), and the registrar and transfer agent (the “Registrar and Transfer Agent”), for the Series B Preferred Units. The address of the Paying Agent and the Registrar and Transfer Agent is 6201 15th Avenue, Brooklyn, New York, 11219.

Ranking

The Series B Preferred Units, with respect to quarterly distributions and amounts payable upon the liquidation, winding-up and dissolution of our affairs, rank:

●	senior to our common units, the incentive distribution rights and to each other class or series of limited partner interests or other equity securities established after the original issue date of the Series B Preferred Units that is not expressly made senior to or on parity with the Series B Preferred Units as to the payment of distributions and amounts payable on a liquidation event (individually and collectively, the “Junior Securities”);
●	on parity with each other and any class or series of limited partner interests or other equity securities established after the original issue date of the Series B Preferred Units with terms expressly providing that such class or series ranks on parity with the Series B Preferred Units as to the payment of distributions or amounts payable upon a liquidation event, as applicable (individually and collectively, but excluding Senior Securities (as defined below), the “Parity Securities”) (including our Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series A Preferred Units”));
●	junior to any class or series of limited partner interests or equity securities established after the original issue date of the Series B Preferred Units with terms expressly made senior to the Series B Preferred Units as to the payment of distributions or amounts payable upon a liquidation event (individually and collectively, “Senior Securities”); and
●	junior to all of our existing and future indebtedness and other liabilities with respect to assets available to satisfy claims against us.

Under our partnership agreement, we may issue Junior Securities from time to time in one or more series without the consent of the holders of the Series B Preferred Units. The board of directors of our general partner has the authority to determine the designations, preferences, rights, powers, and duties of any such series before the issuance of any units of that series. The board of directors of our general partner will also determine the number of units constituting each series of securities. Our ability to issue additional Parity Securities in certain circumstances or Senior Securities is limited as described under “—Voting Rights.”

Liquidation Rights

Any amount distributed by us upon our liquidation will be made to our partners in accordance with their respective positive capital account balances. The holders of outstanding Series B Preferred Units will first be specially allocated items of our gross income and gain in a manner designed to cause, in the event of any liquidation, dissolution, or winding up of our affairs (whether voluntary or involuntary), such holders to have a positive capital balance equal to the liquidation preference of $25.00 per Series B Preferred Unit. If the amount of our gross income and gain available to be specially allocated to the holders of outstanding Series B Preferred Units is not sufficient to cause the capital account of a Series B Preferred Unit to equal the liquidation preference of a Series B Preferred Unit, then the amount that a holder of Series B Preferred Units would receive upon liquidation may be less than the Series B Preferred Unit liquidation preference. Any accumulated and unpaid distributions on the Series B Preferred Units will be paid prior to any distributions in liquidation made in accordance with capital account balances. The rights of the holders of Series B Preferred Units to receive the liquidation preference will be subject to the rights of the holders of any Senior Securities and the proportional rights of holders of Parity Securities (including the Series A Preferred Units) in liquidation.

Voting Rights

Except as set forth in our partnership agreement (as described below) or as otherwise required by Delaware law, the Series B Preferred Units have no voting rights.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series B Preferred Units, voting as a separate class, we may not adopt any amendment to our partnership agreement that would have a material adverse effect on the terms of the Series B Preferred Units. For the avoidance of doubt, for purposes of this voting requirement, any amendment to our partnership agreement (i) relating to the issuance of additional limited partner interests (subject to the voting rights regarding the issuance of Parity Securities or Senior Securities discussed below) and (ii) in connection with a merger or another transaction in which we are the surviving entity and the Series B Preferred Units remain outstanding with the terms thereof materially unchanged in any respect adverse to the holders of Series B Preferred Units, will be deemed to not materially adversely affect the terms of the holders of Series B Preferred Units.

In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series B Preferred Units, voting as a class together with holders of any Parity Securities upon which like voting rights have been conferred and are exercisable (including the Series A Preferred Units), we may not:

●	create or issue any Parity Securities (including any additional Series A Preferred Units and Series B Preferred Units) if the cumulative distributions payable on then outstanding Series B Preferred Units (or Parity Securities, if applicable) are in arrears;
●	create or issue any Senior Securities; or
●	declare or pay any distributions to our common unitholders out of capital surplus.

On any matter on which the holders of the Series B Preferred Units are entitled to vote as a class, such holders will be entitled to one vote per Series B Preferred Unit.

Series B Preferred Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.

Distributions

General

Holders of Series B Preferred Units are entitled to receive, when, as, and if declared by our general partner out of legally available funds for such purpose, cumulative quarterly cash distributions. Distributions on the Series B Preferred Units are paid out of our available cash with respect to the quarter ended immediately preceding the applicable Distribution Payment Date (as defined below).

Distribution Rate

Distributions on Series B Preferred Units are cumulative from the date of original issue and are payable quarterly in arrears (as described under “—Distribution Payment Dates”), when, as, and if declared by our general partner out of legally available funds for such purpose.

The distribution rate for the Series B Preferred Units is 9.50% per annum of the $25.00 liquidation preference per unit (equal to $2.375 per unit per annum).

Distribution Payment Dates

The “Distribution Payment Dates” for the Series B Preferred Units are February 15, May 15, August 15 and November 15. Distributions are paid to holders of record as of the opening of business on the February 1, May 1, August 1 or November 1 next preceding the Distribution Payment Date. Distributions accumulate in each such period from and including the preceding Distribution Payment Date or the initial issue date, as the case may be, to but excluding the applicable Distribution Payment Date for such period, and distributions accrue on accumulated distributions at the applicable distribution rate. If any Distribution Payment Date otherwise would fall on a day that is not a Business Day, declared distributions will be paid on the immediately succeeding Business Day without the accumulation of additional distributions. Distributions on the Series B Preferred Units will be payable based on a 360-day year consisting of twelve 30-day periods. “Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America, the Commonwealth of Massachusetts or the State of New York shall not be regarded as a Business Day.

Payment of Distributions

 Not later than 5:00 p.m., New York City time, on each Distribution Payment Date, we pay quarterly distributions, if any, on the Series B Preferred Units that have been declared by our general partner to the holders of such Series B Preferred Units as such holders’ names appear on our unit transfer books maintained by the Registrar and Transfer Agent on the applicable record date.

So long as the Series B Preferred Units are held of record by the nominee of the Depository Trust Company (and its successors or assigns or any other securities depositary selected by us, the “Securities Depositary”), declared distributions are paid to the Securities Depositary in same-day funds on each Distribution Payment Date. The Securities Depositary credits accounts of its participants in accordance with the Securities Depositary’s normal procedures. The participants are responsible for holding or disbursing such payments to beneficial owners of the Series B Preferred Units in accordance with the instructions of such beneficial owners.

No distribution may be declared or paid or set apart for payment on any Junior Securities (other than a distribution payable solely in Junior Securities) unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding Series B Preferred Units and any Parity Securities through the most recent respective Distribution Payment Dates. Accumulated distributions in arrears for any past distribution period may be declared by the general partner and paid on any date fixed by the general partner, whether or not a Distribution Payment Date, to holders of the Series B Preferred Units on the record date for such payment, which may not be less than 10 days before such payment date.

Subject to the next succeeding sentence, if all accumulated distributions in arrears on all outstanding Series B Preferred Units and any Parity Securities (including the Series A Preferred Units) have not been declared and paid, or sufficient funds for the payment thereof have not been set apart, payment of accumulated distributions in arrears will be made in order of their respective Distribution Payment Dates, commencing with the earliest Distribution Payment Date. If less than all distributions payable with respect to all Series B Preferred Units and any Parity Securities (including the Series A Preferred Units) are paid, any partial payment will be made pro rata with respect to the Series B Preferred Units and any Parity Securities (including the Series A Preferred Units) entitled to a distribution payment at such time in proportion to the aggregate amounts remaining due in respect of such Series B Preferred Units and Parity Securities (including the Series A Preferred Units) at such time. Holders of the Series B Preferred Units are not entitled to any distribution, whether payable in cash, property or units, in excess of full cumulative distributions.

Except insofar as distributions accrue on the amount of any accumulated and unpaid distributions no interest or sum of money in lieu of interest will be payable in respect of any distribution payment which may be in arrears on the Series B Preferred Units.

Change of Control

Optional Redemption upon a Change of Control

 Upon the occurrence of a Change of Control (as defined below), we may, at our option, redeem the Series B Preferred Units in whole or in part within 120 days after the first date on which such Change of Control occurred (the “Change of Control Redemption Period”), by paying the liquidation preference of $25.00 per Series B Preferred Unit, plus all accumulated and unpaid distributions to, but excluding, the redemption date, whether or not declared. If, prior to the Change of Control Conversion Date (as defined below), we exercise our right to redeem Series B Preferred Units as described in the immediately preceding sentence or as described below under “—Redemption,” holders of the Series B Preferred Units we have elected to redeem will not have the conversion right described below under “—Conversion Right upon a Change of Control.” Any such redemption will be effected only out of funds legally available for such purpose.

“Change of Control” means the occurrence of any of the following events after the original issue date of the Series B Preferred Units:

●	the direct or indirect lease, sale, transfer, conveyance or other disposition (other than by way of merger, consolidation or business combination), in one or a series of related transactions, of all or substantially all of the properties or assets of us and our subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934; or
●	the consummation of any transaction (including, without limitation, any merger, consolidation or business combination), the result of which is that any person (as defined above), other than a Permitted Holder (as defined below), becomes the beneficial owner, directly or indirectly, of more than 50% of the voting interests of our general partner, measured by voting power rather than percentage of interests.

“Permitted Holder” means Richard Slifka and Eric Slifka (or (i) other immediate family members of Alfred Slifka or the foregoing, (ii) related family trusts or (iii) other persons which are controlled by Richard Slifka and/or Eric Slifka).

Conversion Right upon a Change of Control

Upon the occurrence of a Change of Control, each holder of Series B Preferred Units will have the right (unless, during the Change of Control Redemption Period, we provide notice of our election to redeem Series B Preferred Units as described above under “—Optional Redemption upon a Change of Control” or below under “—Redemption”) to convert some or all of the Series B Preferred Units held by such holder on the Change of Control Conversion Date into a number of our common units per Series B Preferred Unit to be converted equal (the “Common Unit Conversion Consideration”) to the lesser of:

●	the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accumulated and unpaid distributions to, but excluding, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series B Preferred Unit distribution payment and prior to the corresponding Series B Preferred Unit distribution payment date, in which case no additional amount for such accumulated and unpaid distribution will be included in this sum) by (ii) the Common Unit Price (as defined below), and
●	2.1533, which is the quotient obtained by dividing (i) the $25.00 liquidation preference by (ii) one-half of the closing price of the common units on the NYSE on March 16, 2021, subject, in each case, to certain adjustments and to provisions as the general partner determines to be equitable in connection with (i) the receipt of any Alternative Conversion Consideration (as defined below) and (ii) splits, combinations and distributions in the form of equity issuances, each as described in greater detail in our partnership agreement.

In the case of a Change of Control pursuant to which our common units will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Conversion Consideration”), a holder of Series B Preferred Units electing to exercise its Change of Control Conversion Right (as defined below) will receive upon conversion of such Series B Preferred Units elected by such holder the kind and amount of such consideration that such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of our common units equal to the Common Unit Conversion Consideration immediately prior to the effective time of the Change of Control, which we refer to as the Alternative Conversion Consideration; provided, however, that if the holders of our common units have the opportunity to elect the form of consideration to be received in the Change of Control, the consideration that the holders of Series B Preferred Units electing to exercise their Change of Control Conversion Right will receive will be the form and proportion of the aggregate consideration elected by the holders of our common units who participate in the determination (based on the weighted average of elections) and will be subject to any limitations to which all holders of our common units are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control. We will not issue fractional common units upon the conversion of the Series B Preferred Units. Instead, we will pay the cash value of such fractional units.

If we provide a redemption notice prior to the expiration of the Change of Control Redemption Period, whether pursuant to our special optional redemption right in connection with a Change of Control as described under “—Optional Redemption upon a Change of Control” or our optional redemption rights as described below under “—Redemption,” holders of Series B Preferred Units will not have any right to convert the Series B Preferred Units that we have elected to redeem and any Series B Preferred Units subsequently selected for redemption that have been tendered for conversion pursuant to the Change of Control Conversion Right will be redeemed on the related redemption date instead of converted on the Change of Control Conversion Date.

Within five days following the expiration of the Change of Control Redemption Period (or, if we waive our right to redeem the Series B Preferred Units prior to the expiration of the Change of Control Redemption Period, within five days following the date of such waiver), we will provide to the holders of Series B Preferred Units written notice (the “Change of Control Conversion Right Notice”) of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right. The Change of Control Conversion Right Notice will state the following:

●	the events constituting the Change of Control;
●	the date of the Change of Control;
●	the date on which the Change of Control Redemption Period expired or was waived;
●	the last date on which the holders of Series B Preferred Units may exercise their Change of Control Conversion Right;
●	the method and period for calculating the Common Unit Price;
●	the Change of Control Conversion Date;
●	if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per Series B Preferred Unit;
●	the name and address of the Paying Agent; and
●	the procedure that the holders of Series B Preferred Units must follow to exercise the Change of Control Conversion Right.

We will issue a press release for publication through a news or press organization as is reasonably expected to broadly disseminate the relevant information to the public, or post notice on our website, in any event prior to the opening of business on the first Business Day following any date on which we provide the Change of Control Conversion Right Notice to the holders of Series B Preferred Units.

Holders of Series B Preferred Units that choose to exercise their Change of Control Conversion Right will be required prior to the close of business on the third Business Day preceding the Change of Control Conversion Date, to notify us of the number of Series B Preferred Units to be converted and otherwise to comply with any applicable procedures contained in the Change of Control Conversion Right Notice or otherwise required by the Securities Depositary for effecting the conversion.

“Change of Control Conversion Right” means the right of a holder of Series B Preferred Units to convert some or all of the Series B Preferred Units held by such holder on the Change of Control Conversion Date into a number of our common units per Series B Preferred Unit pursuant to the conversion provisions in our partnership agreement.

“Change of Control Conversion Date” means the date fixed by our general partner, in its sole discretion, as the date the Series B Preferred Units are to be converted into common units, which will be a Business Day that is no fewer than 20 days nor more than 35 days after the date on which we provide the Change of Control Conversion Right Notice to holders of the Series B Preferred Units.

“Common Unit Price” means (i) the amount of cash consideration per common unit, if the consideration to be received in the Change of Control by the holders of our common units is solely cash; and (ii) the average of the closing prices for our common units on the NYSE for the ten consecutive trading days immediately preceding, but not including, the Change of Control Conversion Date, if the consideration to be received in the Change of Control by the holders of our common units is other than solely cash.

Redemption

Optional Redemption on or after May 15, 2026

Any time on or after May 15, 2026, we may redeem, at our option, in whole or in part, the Series B Preferred Units at a redemption price in cash equal to $25.00 per Series B Preferred Unit plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date of redemption, whether or not declared. We may undertake multiple partial redemptions. We may also redeem the Series B Preferred Units under the terms set forth under “—Change of Control—Optional Redemption upon a Change of Control.” Any such redemption will be effected only out of funds legally available for such purpose and will be subject to compliance with the provisions of the instruments governing our outstanding indebtedness.

Redemption Procedures

Any optional redemption shall be effected only out of funds legally available for such purpose. We will give written notice of any redemption not less than 30 days and not more than 60 days before the scheduled date of redemption, to the holders of any Series B Preferred Units to be redeemed as such holders’ names appear on our unit transfer books maintained by the Registrar and Transfer Agent at the address of such holders shown therein. Such notice shall state: (i) the redemption date, (ii) the number of Series B Preferred Units to be redeemed and, if less than all outstanding Series B Preferred Units are to be redeemed, the number (and, in the case of Series B Preferred Units in certificated form, the identification) of Series B Preferred Units to be redeemed from such holder, (iii) the redemption price, (iv) the place where any Series B Preferred Units in certificated form are to be redeemed and shall be presented and surrendered for payment of the redemption price therefor, and (v) that distributions on the Series B Preferred Units to be redeemed will cease to accumulate from and after such redemption date.

If fewer than all of the outstanding Series B Preferred Units are to be redeemed, the number of Series B Preferred Units to be redeemed will be determined by us, and such Series B Preferred Units will be redeemed by such method of selection as the Securities Depositary shall determine, pro rata or by lot, with adjustments to avoid redemption of fractional units. So long as all Series B Preferred Units are held of record by the nominee of the Securities Depositary, we will give notice, or cause notice to be given, to the Securities Depositary of the number of Series B Preferred Units to be redeemed, and the Securities Depositary will determine the number of Series B Preferred Units to be redeemed from the account of each of its participants holding such Series B Preferred Units in its participant account. Thereafter, each participant will select the number of Series B Preferred Units to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds Series B Preferred Units for its own account). A participant may determine to redeem Series B Preferred Units from some beneficial owners (including the participant itself) without redeeming Series B Preferred Units from the accounts of other beneficial owners. Any Series B Preferred Units not redeemed will remain outstanding and entitled to all the rights and preferences of Series B Preferred Units under our partnership agreement.

So long as the Series B Preferred Units are held of record by the nominee of the Securities Depositary, the redemption price will be paid by the Paying Agent to the Securities Depositary on the redemption date. The Securities Depositary’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

If we give or cause to be given a notice of redemption, then we will deposit with the Paying Agent funds sufficient to redeem the Series B Preferred Units as to which notice has been given by 10:00 a.m., New York City time, on the date fixed for redemption, and will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon surrender or deemed surrender (which will occur automatically if the certificate representing such Series B Preferred Units is issued in the name of the Securities Depositary or its nominee) of the certificates therefor. If a notice of redemption shall have been given, then from and after the date fixed for redemption, unless we default in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the notice, all distributions on such Series B Preferred Units will cease to accumulate and all rights of holders of such Series B Preferred Units as limited partners will cease, except the right to receive the redemption price, including an amount equal to accumulated and unpaid distributions to the date fixed for redemption, whether or not declared. The holders of Series B Preferred Units will have no claim to the interest income, if any, earned on such funds deposited with the Paying Agent. Any funds deposited with the Paying Agent hereunder by us for any reason, including, but not limited to, redemption of Series B Preferred Units, that remain unclaimed or unpaid after one year after the applicable redemption date or other payment date, shall be, to the extent permitted by law, repaid to us upon our written request, after which repayment the holders of the Series B Preferred Units entitled to such redemption or other payment shall have recourse only to us.

If only a portion of the Series B Preferred Units represented by a certificate has been called for redemption, upon surrender of the certificate to the Paying Agent (which will occur automatically if the certificate representing such Series B Preferred Units is registered in the name of the Securities Depositary or its nominee), we will issue and the Paying Agent will deliver to the holder of such Series B Preferred Units a new certificate (or adjust the applicable book-entry account) representing the number of Series B Preferred Units represented by the surrendered certificate that have not been called for redemption.

Notwithstanding any notice of redemption, there will be no redemption of any Series B Preferred Units called for redemption until funds sufficient to pay the full redemption price of such Series B Preferred Units, including all accumulated and unpaid distributions to, but excluding, the date of redemption, whether or not declared, have been deposited by us with the Paying Agent.

We may from time to time purchase Series B Preferred Units, subject to compliance with all applicable securities and other laws. We have no obligation, or any present plan or intention, to purchase any Series B Preferred Units. Any Series B Preferred Units that we redeem or otherwise acquire will be cancelled.

Notwithstanding the foregoing, in the event that full cumulative distributions on the Series B Preferred Units and any Parity Securities have not been paid or declared and set apart for payment, we may not repurchase, redeem or otherwise acquire, in whole or in part, any Series B Preferred Units or Parity Securities except pursuant to a purchase or exchange offer made on the same relative terms to all holders of Series B Preferred Units and any Parity Securities. Common units and any other Junior Securities may not be redeemed, repurchased or otherwise acquired by us unless full cumulative distributions on the Series B Preferred Units and any Parity Securities for all prior and the then-ending distribution periods have been paid or declared and set apart for payment.

No Limited Call Right

Our general partner’s limited call right does not apply to the Series B Preferred Units.

No Sinking Fund

The Series B Preferred Units do not have the benefit of any sinking fund.

No Fiduciary Duty

Notwithstanding anything to the contrary in the partnership agreement or any duty existing at law, in equity or otherwise, we, and the officers and directors of our general partner, do not owe any duties, including fiduciary duties, or have any liabilities to holders of the Series B Preferred Units.

Book-Entry System

All Series B Preferred Units are represented by a single certificate issued to the Securities Depositary, and registered in the name of its nominee (Cede & Co.). The Series B Preferred Units will continue to be represented by a single certificate registered in the name of the Securities Depositary or its nominee, and no holder of the Series B Preferred Units is entitled to receive a certificate evidencing such Series B Preferred Units unless otherwise required by law or the Securities Depositary gives notice of its intention to resign or is no longer eligible to act as such and we have not selected a substitute Securities Depositary within 60 calendar days thereafter. Payments and communications made by us to holders of the Series B Preferred Units are duly made by making payments to, and communicating with, the Securities Depositary. Accordingly, unless certificates are available to holders of the Series B Preferred Units, each purchaser of Series B Preferred Units must rely on (i) the procedures of the Securities Depositary and its participants to receive distributions, any redemption price, liquidation preference and notices, and to direct the exercise of any voting rights, with respect to such Series B Preferred Units and (ii) the records of the Securities Depositary and its participants to evidence its ownership of such Series B Preferred Units.

So long as the Securities Depositary (or its nominee) is the sole holder of the Series B Preferred Units, no beneficial holder of the Series B Preferred Units will be deemed to be a holder of Series B Preferred Units. The Depository Trust Company, the initial Securities Depositary, is a New York-chartered limited purpose trust company that performs services for its participants, some of whom (and/or their representatives) own the Depository Trust Company. The Securities Depositary maintains lists of its participants and the positions (i.e., ownership interests) held by its participants in the Series B Preferred Units, whether as a holder of the Series B Preferred Units for its own account or as a nominee for another holder of the Series B Preferred Units.